BioXcel Therapeutics, Inc.

555 Long Wharf Drive

New Haven, CT 06511

January 15, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attention: Alan Campbell

Re:          BioXcel Therapeutics, Inc.

Registration Statement on Form S-3 Filed January 10, 2025

File No. 333-284224

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BioXcel Therapeutics, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-284224) (as amended, the “Registration Statement”) be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 4:30 p.m. Eastern Time on January 17, 2025 or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Commission. The Company hereby authorizes each of Emily J. Johns and Sarah Meinel of Honigman LLP, counsel to the Company, to make such request on its behalf.

Please confirm the effectiveness of the Registration Statement with Emily J. Johns of Honigman LLP by telephone at (616) 649-1908 or Sarah Meinel of Honigman LLP by telephone at (616) 649-1914 and that such effectiveness also be confirmed in writing.

[Signature page follows]

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Sincerely,

BioXcel Therapeutics, Inc.

/s/ Richard Steinhart
Richard Steinhart
Chief Financial Officer

cc:	Emily J. Johns, Honigman LLP
Sarah Meinel, Honigman LLP
N. Danny Shulman, Honigman LLP
Isaac Pasha, Honigman LLP